UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTSTARCOM, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1275 Harbor Bay Parkway
Address of Principal Executive Office (Street and Number)

Alameda, CA 94502
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Francis P. Barton	510	864-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company has not filed its Form 10-Q Quarterly Report for the fiscal quarter ended September 30, 2006 pending completion of a voluntary review of its historical equity award grant practices under the direction of the Nominating and Corporate Governance Committee of the Board of Directors. See Part III of this Form 12b-25 for additional information.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No*

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*  Because of the on-going voluntary review regarding the Company’s historical equity award grant practices and other potentially related issues discussed in Part III above, the Company has not checked either box in Part IV, Subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the annual report on Form 10-K for the year ended December 31, 2006.

UTSTARCOM, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ Francis P. Barton

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

RESPONSE TO PART III

UTStarcom, Inc., a Delaware corporation (the “Company”), is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 10-K”) by the prescribed due date due to circumstances described below. The Company does not anticipate that it will be able to file its Form 10-K on or before 15th calendar day following the prescribed due date, in accordance with Rule 12b-25(b).

As disclosed in the Company’s Current Reports on Form 8-K filed with the Securities and Exchanges Commission (the “SEC”) on November 8, 2006, February 2, 2007, and March 2, 2007, the Company has commenced a voluntary review of its historical equity award grant practices under the direction of the Nominating and Corporate Governance Committee of the Board of Directors of the Company (the “Governance Committee”) and with the assistance of independent legal counsel and independent accounting consultants. The Governance Committee review found the Company had not followed the requirements of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and had used incorrect measurement dates in accounting for Company stock option grants. The review has determined that, rather than the grant dates previously used for accounting purposes, a later date, when all actions that establish a measurement date had taken place, should have been used in accounting for these stock options. The Company needs additional time in order to (i) analyze the measurement date errors identified in the Governance Committee’s review and compute adjustments to previously issued financial statements to correct for the errors in measurement dates, (ii) make necessary adjustments to its financial statements and disclosures pursuant to guidance in SFAS No.154 “Accounting Changes and Error Corrections- a replacement of APB Opinion No. 20 and FASB Statement No. 3” and as issued in January 2007 by the staff of the SEC concerning “Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” and (iii) assess any impact of the review on the effectiveness of the Company’s internal control over financial reporting and Management’s annual report on internal control over financial reporting.

As a result of this ongoing review, the possible impact of which is more fully described below, the Company is unable to file the 2006 10-K by the required filing date and does not currently anticipate that it will be filed on or before the fifteenth calendar day following the prescribed due date according to Rule 12b-25.

Impact on Financial Statements and Internal Control over Financial Reporting

As previously announced on February 1, 2007, the Governance Committee review found that in certain instances all actions that establish a measurement date under the requirements of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, had not occurred at the grant date, which had been used as the measurement date in accounting for Company stock option grants. A later date, when all such actions had taken place, should have been used as the measurement date for these stock options. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) then determined, in consultation with and on the recommendation of the Company’s management, the effect of using incorrect measurement dates would require the Company to record material additional stock-based compensation charges in its previously issued financial statements. The Company therefore previously announced, based on preliminary information, its previously issued financial statements for the years 2000 through 2006, including interim periods within these fiscal years, should no longer be relied upon, and its estimate that the restatement may involve additional non-cash compensation and related charges of approximately $50 million.

This information is preliminary and is subject to changes that might result from completion of the Governance Committee’s investigation, management’s review of the findings of the Governance Committee, and audit by the Company’s independent registered public accounting firm, but it provides management’s best estimates based on available information.

Impact on Listing of Company’s Securities

Management expects that Nasdaq will soon notify the Company that the delay in the filing of the Form 10-K constitutes non-compliance with the requirements of the NASDAQ Global Select Market for continued listing of our shares. Upon receipt of such notification, the Company will initiate the appeal process by requesting a hearing before the Nasdaq Listing Qualifications Panel. Pending a decision by the panel, the Company expects its securities of the Company will remain listed on the NASDAQ Global Select Market.

Forward-Looking Statements

Information in this Form 12b-25 regarding the status and determinations resulting from the Governance Committee’s independent review, the Audit Committee’s assessment of the results of that review, Company management’s estimate of the total amount of additional non-cash stock-based compensation charges that may be recognized, and the Company’s present expectations concerning the timing of filing the Form 10-K with the SEC, as well as other expectations and beliefs, are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this Form 12b-25 are based upon information available to the Company as of the date of this Form 12b-25, which may change, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include the final conclusions of the Governance Committee (and the timing of such conclusions) concerning matters relating to stock option grants, the review of such conclusions by the Audit Committee, Company management, and the Company’s independent registered public accounting firm, and other risks detailed from time to time in the Company’s SEC reports and filings, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

The Company’s investigation regarding timing of past stock option grants and other potentially related issues is ongoing, and the determinations of the Governance Committee, the Audit Committee and the Company’s management discussed in this Form 12b-25 are preliminary. In addition, the investigation and possible conclusions have had and may in the future have an impact on the amount and timing of previously awarded stock-based compensation expense and other related additional charges to be recorded for previously awarded equity grants; our ability to file required reports with the SEC on a timely basis; our ability to meet the requirements of the NASDAQ Global Select Market for continued listing of our shares; potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for the Company resulting from any accounting adjustments or other factors.